UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Theravance, Inc.

(Name of Subject Company (issuer))

Theravance, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

88338T 10 4

(CUSIP Number of Class of Securities)

Rick E Winningham

Chief Executive Officer

Theravance, Inc.

901 Gateway Boulevard

South San Francisco, CA 94080

(650) 808-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David T. Young, Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA 94025

(650) 321-2400

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$525,000,000	$16,117.50

(1)                                  The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of 50% of all outstanding shares of Theravance, Inc. common stock, par value $0.01 (the “Common Shares”) at a purchase price of $19.375 per Share, in cash, for up to a maximum of $525,000,000 in the aggregate.

(2)                                  The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on February 16, 2007. Such fee is equal to 0.00307 percent of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or

Schedule and the date of its filing

Amount Previously Paid:	$16,117.50
Form or Registration No.:	Schedule TO
Filing Party:	Theravance, Inc.
Date Filed:	August 1, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      ☐ third-party tender offer subject to Rule 14d-1.

      ☒ issuer tender offer subject to Rule 13e-4.

      ☐ going-private transaction subject to Rule 13e-3.

      ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2007 (the “Schedule TO”) by Theravance, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to fifty percent (50%) of all outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), or such lesser number of Common Shares as were properly tendered and not properly withdrawn, at a price of $19.375 per share (the “Offer”). The Offer was made upon the terms and subject to the conditions set forth in the Notice of Put Right, dated August 1, 2007 (“Notice of Put Right”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constituted the Offer.  This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

The information contained in the Notice of Put Right and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment is filed to incorporate the press release dated September 13, 2007 that announced the final results of the Offer.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On September 13, 2007 the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Daylight Time, on Wednesday, September 12, 2007. A copy of the press release is filed as Exhibit (a)(5) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

(a)(5)                       Press Release issued by Theravance, Inc. on September 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theravance, Inc.

By	/s/ Bradford J. Shafer
Name: Bradford J. Shafer
Title: Senior Vice President and General Counsel

Dated: September 13, 2007

Index to Exhibits

      (a)(1)(i) Notice of Put Right dated August 1, 2007. (1)

      (a)(1)(ii) Letter of Transmittal. (1)

      (a)(1)(iii) Notice of Guaranteed Delivery. (1)

      (a)(1)(iv) Substitute W-9 Guidelines. (1)

      (a)(1)(v) Summary Advertisement to be published on August 1, 2007. (1)

      (a)(5) Press Release issued by Theravance, Inc. on September 13, 2007.

      (d)(i) Amended and Restated Governance Agreement, dated as of June 4, 2004 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited. (2)

      (d)(ii) Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited (1)

      (d)(iii) Restated Certificate of Incorporation of Theravance, Inc. (3)

      (d)(iv) Certificate of Amendment of the Restated Certificate of Incorporation of Theravance, Inc. (4)

      (d)(v) Amended and Restated Investors’ Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004 (5)

      (d)(vi) Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated March 30, 2004 (6)

      (d)(vii) Class A Common Stock Purchase Agreement between the Theravance and SmithKline Beecham Corporation dated October 4, 2004 (7)

      (d)(viii) Form of Lock-up Agreement among Theravance, SmithKline Beecham Corporation and each of P. Roy Vagelos, Rick E Winningham and Patrick P.A. Humphrey, respectively, dated May 11, 2004. (1)

      (d)(ix) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2005 Annual Meeting of Stockholders. (1)

      (d)(x) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited in connection with Theravance’s 2005 Annual Meeting of Stockholders. (1)

      (d)(xi) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders. (1)

      (d)(xii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2006 Annual Meeting of Stockholders. (1)

      (d)(xiii) Grant of proxy to Rick E Winningham and Michael W. Aguiar by SmithKline Beecham Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders. (1)

      (d)(xiv) Grant of proxy to Rick E Winningham and Michael W. Aguiar by Glaxo Group Limited Corporation in connection with Theravance’s 2007 Annual Meeting of Stockholders. (1)

(1)          Previously filed as an exhibit to the Schedule TO filed with the SEC on August 1, 2007.

(2)          Incorporated by reference to exhibit 10.14 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(3)          Incorporated by reference to exhibit 3.3 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(4)          Incorporated herein by reference to exhibit 3.4 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(5)          Incorporated by reference to exhibit 10.13 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(6)          Incorporated by reference to exhibit 10.12 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).

(7)          Incorporated by reference to exhibit 10.28 in Theravance’s Registration Statement on Form S-1 (No. 333-116384).